UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

 STEC, INC.
(Name of Issuer)

                 Common stock, par value $0.001 per share
(Title of Class of Securities)

            784774101
(CUSIP Number)

      August 25, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No.: 784774101	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JAT CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,986,596
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,986,596
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,986,596
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.9% based on 50,794,140 shares outstanding as of July 23, 2010
12.	Type of Reporting Person: PN

CUSIP No.: 784774101	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOHN THALER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,986,596
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,986,596
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,986,596
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.9% based on 50,794,140 shares outstanding as of July 23, 2010
12.	Type of Reporting Person: IN

CUSIP No.: 784774101	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

STEC, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3001 Daimler Street, Santa Ana, CA 92705-5812

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) JAT Capital Management, L.P. (“Capital Management”); and

ii) John Thaler (“Mr. Thaler”).

This Statement relates to Shares (as defined herein) held for the account of JAT Capital Master Fund, Ltd. (the “Master Fund”).

 Capital Management serves as the investment manager to the Master Fund.  Mr. Thaler serves as the managing member of Capital Management and the portfolio manager of the Master Fund.  In such capacities, Capital Management and Mr. Thaler may be deemed to have voting and dispositive power over the Shares held for the Master Fund.

Item 2(b).	Address of Principal Business Office or, If None, Residence:

The address of the principal business office of each of Capital Management and Mr. Thaler is 601 Lexington Avenue, 51st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

i) Capital Management is a Delaware limited partnership;

ii) Mr. Thaler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

784774101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No.: 784774101	Page 5 of 8 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of September 3, 2010, each of Capital Management and Mr. Thaler may be deemed to be the beneficial owner of 2,986,596 Shares held for the account of the Master Fund.

Item 4(b)	Percent of Class:

The number of Shares of which each of Capital Management and Mr. Thaler may be deemed to be the beneficial owner constitutes approximately 5.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its most-recently filed quarterly report on Form 10-Q filed on August 3, 2010, reflecting 50,794,140 Shares outstanding as of July 23, 2010).

Item 4(c)	Number of Shares of which such person has:

Capital Management and Mr. Thaler:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,986,596
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,986,596

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

 By signing below each of the Reporting Persons certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 784774101	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

JAT CAPITAL MANAGEMENT, L.P.

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

/s/ John Thaler John Thaler

September 3, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No.: 784774101	Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.
A.	JOINT FILING AGREEMENT, DATED SEPTEMBER 3, 2010, BY AND AMONG THE REPORTING PERSONS	8

CUSIP No.: 784774101	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of STEC, Inc., dated as of September 3, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

JAT CAPITAL MANAGEMENT, L.P.

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

/s/ John Thaler John Thaler

September 3, 2010